UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transaction period from                      to
Commission file number: 1-11277

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
VALLEY NATIONAL BANK SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
December 31, 2017 and 2016

*	Schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

To the Participants of the Plan and the Plan Administrator

Valley National Bank Savings and Investment Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Valley National Bank Savings and Investment Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan's auditor since 2008.

New York, New York
June 28, 2018

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets:
Investments at fair value:
Mutual funds	$199,028,912	$162,309,638
Common collective trust funds	16,181,244	4,317,053
Valley common stock fund	8,170,777	8,336,001
Valley employer stock match fund	4,453,780	4,880,616
Total investments at fair value	227,834,713	179,843,308
Notes receivable from participants	3,858,070	3,358,726
Merger receivable (Note 7)	—	11,514,941
Other receivables	76,685	81,390
Total assets	231,769,468	194,798,365
Liabilities:
Benefits payable	76,397	84,634
Accrued expenses and other liabilities	66,293	100,113
Total liabilities	142,690	184,747
Net assets available for benefits	$231,626,778	$194,613,618
See accompanying notes to financial statements.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2017	2016
Additions to net assets attributed to:
Contributions:
Employer	$6,910,219	$6,377,311
Employee	13,129,483	11,635,197
Participant rollover	1,435,857	1,315,598
Total contributions	21,475,559	19,328,106
Investment income:
Net appreciation in fair value of investments	24,059,184	7,094,081
Dividends and interest	10,885,461	6,616,886
Total investment income	34,944,645	13,710,967
Interest income on notes receivable from participants	167,421	134,588
Total additions	56,587,625	33,173,661
Deductions from net assets attributed to:
Benefits paid to participants	19,523,403	18,566,520
Administrative expenses	51,062	20,927
Total deductions	19,574,465	18,587,447
Net increase in net assets available for benefits before transfer	37,013,160	14,586,214
Transfer from merged retirement savings plan (Note 7)	—	11,514,941
Net increase in net assets available for benefits after transfer	37,013,160	26,101,155
Net assets available for benefits:
Beginning of year	194,613,618	168,512,463
End of year	$231,626,778	$194,613,618
See accompanying notes to financial statements.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2017 and 2016

(1) Plan Description
The following brief description of the Valley National Bank Savings and Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)	General
Valley National Bank (the Bank or the Plan Administrator) maintains the Plan, which is designed to promote savings for retirement. The Plan is a qualified defined contribution retirement plan under Internal Revenue Code (IRC) section 401(k) with an employee stock ownership feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is a participant directed, defined contribution plan and covers all eligible employees of the Bank and its subsidiaries. Full-time and part-time employees are eligible to participate in the Plan after three months of continuous employment and are automatically enrolled in the Plan. Employees who have completed one year of service over a continuous 12-month period are eligible to receive an employer matching contribution.

(b)	Contributions and Participant Accounts
Participants in the Plan may direct contributions to any of the available investment funds in 0.5% increments from 1% to 100% of eligible compensation, as defined, subject to the annual limit permissible under the IRC, which was $18,000 for both 2017 and 2016. Participants age 50 and over are allowed to make an additional “catch-up” contribution each year subject to limits set by the Internal Revenue Service (IRS) up to $6,000 in 2017 and 2016. Participants in the Plan may also designate all or a portion of their contributions to the qualified Roth contribution program, as defined by Section 402A (b)(1) of the IRC.
Effective January 1, 2015, the Plan participants' contributions are automatically increased 1% each year up to 6% (subject to a opt-out provision) for participants who entered into qualified automatic contributions of 3%, as defined by the Plan, on or after November 30, 2014. This automatic contribution escalation occurs either on each anniversary date of the participant's enrollment in the Plan or on January 1st for the participants that were automatically enrolled on January 1, 2014.
Effective January 1, 2016, the Plan participants' contributions were matched by the Bank in an amount equal to 100% of the first 4% and 50% of the next 2% of each participant’s salary deferred contribution. Catch-up contributions are not matched by the Bank.
Effective January 1, 2016, each current employee who was a participant in the 1st United Pentegra Defined Contribution Plan acquired on November 1, 2014 became a participant in the Plan. Participant’s years of service at 1st United Bancorp, Inc. prior to its acquisition by Valley are credited toward the Plan vesting period for the Bank’s matching contributions, under the definition of continuous service. Participants in the 1st United Pentegra Defined Contribution Plan were allowed to rollover their balances into the Plan.
Effective January 1, 2017, each employee who was a participant in the CNL Plan became a participant in the Plan. See Note 7 for further details.
Participant accounts are credited with the participants’ voluntary contribution, an allocation of the Bank’s matching contribution, and plan earnings or losses on such contributions. Allocations are based on participants' eligible pre-tax earnings or account balances, as defined by the Plan, and payroll voluntary contribution elections. Participants’ contributions and earnings and losses on participant contributions are fully vested at all times. The Bank’s contributions and earnings or losses on Bank contributions made to a participant’s account are vested 100% after two years of service.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2017 and 2016

(c)	Investment Elections
Participants may direct their contributions to the Plan into investment options offered by the Plan, which at December 31, 2017 consisted of 40 mutual funds, two common collective trust funds and the Valley Common Stock Fund collectively managed by Fidelity Management Trust Company and record kept by Fidelity Investments Institutional Operations Company, Inc., both affiliates of Fidelity (collectively referred as “Fidelity”). The investment election at enrollment applies to all participant and Bank contributions. A separate election is required for any participant rollover contributions, if applicable. If an investment election is not made at the time of enrollment, the contributions, including Bank matching contributions, are automatically invested in one of the Fidelity Freedom Funds based on the participant’s current age and assumed normal retirement age, as defined by the Plan. Generally, participants may change the voluntary contribution percentage or investment direction at any time.

(d)	Participant Notes Receivable
Plan participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of the vested portion of the participant’s account balance. Loans used to purchase a primary residence of the participant are required to be repaid within fifteen years. Loans requested for any other reasons are required to be repaid within five years. The Plan also has participant loans resulting from various acquisitions by the Bank whereby participants in prior plans had loans transferred into the Plan with terms and conditions of prior plans. Repayments of participant loans are generally made through payroll deductions and are immediately allocated back to the appropriate investment funds based on the participant’s investment elections. The loans may also be repaid in full at any time. The interest rates on participant loans ranged from 3.25% to 8.50% at both, December 31, 2017 and 2016.

(e)	Withdrawals
During employment, Plan participants are allowed to withdraw all or a portion of their vested account balance provided they attained the age of 59 ½ or they qualify for a financial hardship. A financial hardship withdrawal will prohibit the participant from making contributions to the Plan for a six month period.

(f)	Forfeitures
Forfeitures arise from the termination of employment of participants who are not fully vested. A participant’s contribution plus actual earnings thereon are fully vested and non-forfeitable at all times. Forfeited amounts may be used to reduce future Bank matching contributions. Forfeitures that were used to reduce Bank contributions totaled $117,728 and $119,489 for the years ended December 31, 2017 and 2016, respectively.

(g)	Payments of Benefits
The Plan provides for payment of benefits of vested amounts upon termination of employment, death, disability or retirement. Upon termination of service, if a participant’s vested account balance does not exceed $1,000, the vested value is distributed in the form of a lump-sum payment. If the vested account balance exceeds $1,000, the participant may request a lump-sum payment, otherwise the distribution is deferred until the participant attains age 70 ½ as set forth in the Plan. Upon a participant’s death, the entire vested account balance is distributed to the participant’s beneficiary in the form of a lump-sum payment.

(h)	Plan Termination
Although the Bank has not expressed any intent to terminate the Plan, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of its Board of Directors subject to the provisions set forth in ERISA. In the event of a Plan termination, all participants of the Plan would become fully vested in their accounts to which all contributions, expenses, and investment gains and losses are allocated.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2017 and 2016

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements of the Plan are prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.
Purchases and sales of securities are recorded on a trade-date basis, with the exception of the Valley common stock fund and Valley employer stock match fund, in which sales are recorded on settlement date. At December 31, 2017 and 2016, the effect on the financial statements related to recording sale transactions on a settlement date basis was immaterial. Net appreciation in the fair value of investments includes the Plan's realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year.

(d)	Notes Receivable from Participants
Participant notes receivable are carried at amortized cost (i.e., unpaid principal balance plus any accrued, but unpaid interest).

(e)	Administrative Expenses
Expenses incurred by the Plan are paid directly by the Plan or by the Bank on the behalf of the Plan.

(f)	Benefits Payments
Benefits are recorded when paid, except for Valley common stock fund and Valley employer stock match fund, which are recorded when the distribution request is submitted by the participant.

(3)	Fair Value Measurements
U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2017 and 2016

The three levels of the fair value hierarchy are described below:

Level 1
Unadjusted exchange quoted prices in active markets for identical assets or liabilities, or identical liabilities traded as assets that the reporting entity has the ability to access at the measurement date.

Level 2
Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly (i.e., quoted prices on similar assets), for substantially the full term of the asset or liability.

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The following tables present the Plan’s investments measured at fair value on a recurring basis by level within the fair value hierarchy at December 31, 2017 and 2016.

		Fair Value Measurements at Reporting Date Using:
	December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Mutual funds	$199,028,912	$199,028,912	$—	$—
Common collective trust funds	16,181,244	—	16,181,244
Valley common stock fund	8,170,777	8,170,777	—	—
Valley employer stock match fund	4,453,780	4,453,780	—	—
Total investments at fair value	$227,834,713	$211,653,469	$16,181,244	$—

		Fair Value Measurements at Reporting Date Using:
	December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Mutual funds	$162,309,638	$162,309,638	$—	$—
Valley common stock fund	8,336,001	8,336,001	—	—
Valley employer stock match fund	4,880,616	4,880,616	—	—
Common collective trust fund	4,317,053	—	4,317,053	—
Total investments at fair value	$179,843,308	$175,526,255	$4,317,053	$—

The following is a description of the valuation methodologies used for assets measured at fair value. There were no transfers between any levels for the years ended December 31, 2017 and 2016.
Mutual funds. Mutual funds are measured based on exchange quoted prices available in active markets (Level 1 inputs).
Valley common stock fund. Valley common stock fund is a unitized fund, which consists of the Bank common stock and cash that provide liquidity for trading. The common stock is measured using the exchange quoted price of

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2017 and 2016

Valley National Bancorp common stock in active markets and the cash is valued at cost, which approximates fair value.  (Level 1 inputs).
Valley employer stock match fund. Valley employer stock match fund is measured using the exchange quoted price of Valley National Bancorp common stock in active markets (Level 1 inputs).
Common collective trust fund. The fair value of the common collective trust fund is measured at net asset value (NAV) reported by Fidelity, the sponsor of the fund. The Plan’s investment in the common collective trust fund is calculated by applying the Plan’s ownership interest in the Fidelity Managed Income Portfolio (the MIP) to the total reported NAV of the MIP at the end of the reporting period. The MIP primarily consist of fixed income securities and asset-backed securities, synthetic guaranteed investment contracts (wrap contracts) issued by insurance companies and other financial institutions. The fair values of fixed income securities and asset-backed securities are based on the values of the underlying debt securities, which are estimated using quoted prices on similar assets (Level 2 inputs). The wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, the appropriate discount rate, and the duration of the underlying portfolio securities.
Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the common collective trust, Fidelity reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(4)	Valley Employer Stock Match Fund
The Valley employer stock match fund (the Fund) wholly consists of Valley National Bancorp common shares resulting from an employee stock ownership plan assumed in a bank acquisition during 1998 and merged into the Plan in 1999. All the common shares were allocated to the Plan participants prior to the year ended December 31, 2014. The Fund is not a current investment option; therefore its activity is limited to withdrawals, interest and dividend income, and appreciation or depreciation in the common stock held.

(5)	Federal Income Tax Status
The Plan has received a determination letter from the IRS dated March 24, 2014 stating that the Plan and underlying trust is qualified under Section 401(a) of the IRC, and therefore is exempt from federal taxes. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Bank believes that the Plan currently is designed and is operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

(6)	Related-Party Transactions
Certain of the Plan’s investments are shares of mutual funds managed by Fidelity, the trustee and the record keeper of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Expenses incurred by the

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2017 and 2016

funds, including investment management fees paid to the advisor of those funds, are paid through the funds themselves and are reflected in the net asset value of the funds and the net appreciation or depreciation in fair value of investments.
Certain costs of administrative services rendered on behalf of the Plan, that generally include accounting, tax, legal, audit and other administrative support, were provided by the Bank for which no fees were charged.
The Plan also invests in common stock of the Valley National Bancorp. Valley National Bancorp paid cash dividends on its common stock equal to $0.44 per share for both the years ended December 31, 2017 and 2016.

(7)	Plan Merger
On January 1, 2017, the CNLBancshares, Inc. 401(k) Plan ("CNL Plan") was frozen. The CNL Plan assets were transferred into Valley Plan in January 2017 and included liquidated assets, in-kind transfers and loans totaling $10,567,567, $787,815 and $159,559, respectively. The transfer of the CNL Plan assets into the Plan is reflected as Merger receivable on Statements of Net Assets Available for Benefits at December 31, 2016. The merger was not considered a plan termination, therefore the participants did not become 100% vested in their accounts.
Effective January 1, 2017, each employee who was a participant in the CNL Plan became a participant in the Plan. The vesting period for the Bank’s matching contributions includes the participant’s years of service at CNLBancshares, Inc. prior to its acquisition on December 1, 2015 by Valley, under the definition of continuous service. In addition, each former employee of the CNLBancshares, Inc. who became a participant in the Plan could elect special distribution options (as defined by the Plan) for the vested account balance under the CNL Plan.

(8)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
The Plan’s exposure to a concentration credit risk is limited by the participant-directed diversification of their contributions into various investment elections. Additionally, the underlying investments within each participant-directed fund are further diversified into various financial instruments, with the exception of investments in Valley National Bancorp common stock, which is held in the Valley common stock fund and Valley employer stock match fund. Plan Participants exclusively bear the risks of any potential losses that are incurred as a result of their participant-directed investment elections.

Supplemental Schedule

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) December 31, 2017

Notes	Description of investment	Number of shares or units	Cost	Current value
	Mutual funds:
(2) (4)	Fidelity Worldwide Fund	192,037	(1)	$5,071,686
(2) (4)	Fidelity Growth Company K Fund	215,254	(1)	38,448,604
(2) (4)	Fidelity Balanced K Fund	609,035	(1)	14,452,408
(2) (4)	Fidelity Low-Priced Stock K Fund	89,052	(1)	4,850,660
(2) (4)	Fidelity Diversified International K Fund	98,079	(1)	3,916,292
(2) (4)	Fidelity Dividend Growth K Fund	100,726	(1)	3,301,803
(2) (4)	Fidelity Freedom Income K Fund	75,714	(1)	890,392
(2) (4)	Fidelity Freedom 2005 K Fund	10,551	(1)	132,309
(2) (4)	Fidelity Freedom 2010 K Fund	84,653	(1)	1,357,842
(2) (4)	Fidelity Freedom 2015 K Fund	332,462	(1)	4,441,688
(2) (4)	Fidelity Freedom 2020 K Fund	904,546	(1)	14,970,230
(2) (4)	Fidelity Freedom 2025 K Fund	996,214	(1)	14,325,552
(2) (4)	Fidelity Freedom 2030 K Fund	630,175	(1)	11,362,047
(2) (4)	Fidelity Freedom 2035 K Fund	562,457	(1)	8,554,965
(2) (4)	Fidelity Freedom 2040 K Fund	482,909	(1)	5,162,296
(2) (4)	Fidelity Freedom 2045 K Fund	370,728	(1)	4,489,518
(2) (4)	Fidelity Freedom 2050 K Fund	343,909	(1)	4,185,376
(2) (4)	Fidelity Freedom 2055 K Fund	148,581	(1)	2,038,528
(2) (4)	Fidelity Freedom 2060 K Fund	28,903	(1)	353,190
(2) (4)	Fidelity Limited Term Government Fund	147,978	(1)	1,460,540
(2) (4)	Fidelity Spartan 500 Index Fund	232,017	(1)	21,682,029
(2) (4)	Fidelity Spartan Extended Market Index Fund	56,268	(1)	3,491,405
	Vanguard Total International Stock Fund	26,547	(1)	810,206
	Vanguard Target Return Income	37,152	(1)	503,410
	Vanguard Target Return 2015	37,164	(1)	569,730
	Vanguard Target Return 2020	70,214	(1)	2,203,322
	Vanguard Target Return 2025	71,013	(1)	1,313,736
	Vanguard Target Return 2030	38,851	(1)	1,306,551
	Vanguard Target Return 2035	30,086	(1)	622,474
	Vanguard Target Return 2040	9,599	(1)	343,365
	Vanguard Target Return 2045	10,231	(1)	230,188
	Vanguard Target Return 2050	5,114	(1)	185,128
	Vanguard Target Return 2055	5,525	(1)	216,747
	Vanguard Target Return 2060	2,903	(1)	100,575
	American Funds Growth Fund of America Class R6	140,410	(1)	6,958,716
	Oakmark Equity and Income	34,419	(1)	1,107,956
	Fed UST Cash Reserve	8,858,193	(1)	8,858,193
	T. Rowe Price Equity Income	142,706	(1)	4,759,255
	Total mutual funds			$199,028,912
	Common collective trust funds:
(2) (4)	Fidelity Managed Income Portfolio	5,047,045	(1)	5,047,045
	Loomis Sayles Core Plus Fixed Income Trust Class C	773,208	(1)	11,134,199
				16,181,244

Notes	Description of investment	Number of shares or units	Cost	Current value
(4)	Valley common stock fund:
(2) (3)	Valley common stock	700,016	(1)	7,854,180
(2)	Interest bearing cash	316,597	(1)	316,597
(4)	Valley employer stock match fund
(2) (3)	Valley common stock	396,950	(1)	4,453,780
(2) (5)	Notes receivable from participants
	(Include 691 loans with interest rates ranging from 3.25% to 8.50% and maturity dates ranging from January 2, 2018 to June 16, 2032)	N/A	—	3,858,070
	Total assets held at December 31, 2017			$231,692,783

(1)	Not required for participant-directed investments.

(2)	Party-in-interest – as defined by ERISA.

(3)	Share amounts reflect all prior common stock dividends and splits.

(4)	Assets managed by Fidelity.

(5)	Measured at unpaid principal plus accrued but unpaid interest.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALLEY NATIONAL BANK SAVINGS AND INVESTMENT PLAN

By: /s/ Alan D. Eskow
Alan D. Eskow
Senior Executive Vice President and Chief Financial Officer
on behalf of the Plan Administrator
Date: June 28, 2018

EXHIBIT INDEX

The following exhibit is filed as a part of this Annual Report on Form 11-K:

Exhibit Number	Description of the Exhibit
23.1	Consent of Independent Registered Public Accounting Firm